1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

October 10, 2014

VIA EDGAR

Ms. Monique S. Botkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Funds (“Registrant”) File Nos. 033-07647 and 811-04782
Post-Effective Amendment No. 165 to the Registration Statement on Form N-1A

Dear Ms. Botkin,

This letter responds to the comments that you provided to me in a telephone conversation on Friday, May 9, 2014 regarding Post-Effective Amendment No. 165 to the Registrant’s Registration Statement on Form N-1A (“PEA 165”). PEA 165 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2014, to register the HSBC Asia ex-Japan Smaller Companies Equity Fund, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in PEA 165.

Prospectus Comments:

1. Comment. Please include standard Tandy representation language in your transmittal letter for your upcoming filing.

Response: The Registrant hereby agrees to make the following representations:

  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

  the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

  the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley
Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

2. Comment. In the “Fees and Expenses” table, please either delete the line item referencing the maximum deferred sales charge, or delete the parenthetical stating that such sales charges are based on a percentage of the amount redeemed. The staff notes that the Fund does not impose such a deferred sales charge.

Response. The Fund has incorporated the comment.

3. Comment. Please confirm that the Expense Limitation Agreement will remain in effect for at least one year from the effective date of the Prospectus.

Response. The Fund confirms that the Expense Limitation Agreement will remain in effect for at least one year from the effective date of the Prospectus.

4. Comment. Please confirm that the Fund will include in the “Annual Fund Operating Expenses” table, if applicable, a line item for acquired fund fees and expenses, per Item 3, Instruction 3(f) to Form N-1A.

Response. The Fund confirms that it is not required to disclose acquired fund fees and expenses as a separate line item in the “Annual Fund Operating Expenses” table, consistent with Item 3, Instruction 3(f) to Form N-1A.

5. Comment. Please confirm that the Fund will include in the “Annual Fund Operating Expenses” table, if applicable, estimated dividend and interest expenses on securities sold short.

Response. The Fund does not intend to implement short positions through short sales. Accordingly, the Fund is not required to include in the “Annual Fund Operating Expenses” table dividend and interest expenses on securities sold short.

6. Comment. Please confirm in your response how the Fund intends to value derivative investments for purposes of its non-fundamental 80% investment policy.

Response. For purposes of its non-fundamental 80% investment policy, the Fund intends to use the market value of derivative investments.

7. Comment. In the “Principal Investment Strategies” section, please disclose the Fund’s benchmark index, after you disclose that the Fund may invest up to 35% of its assets in the same industry if that industry represents 20% or more of the Fund’s benchmark index.

Response. The Fund has incorporated the comment.

8. Comment. Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response. The Fund has incorporated the comment.

9. Comment. In the “Principal Investment Risks – Counterparty Risk” section, please disclose whether investments in reverse repurchase agreements will constitute borrowings.

Response. The Fund does not intend to invest in reverse repurchase agreements as part of its principal investment strategies and, therefore, has removed the reference to these instruments in this section.

10. Comment. In the “Principal Investment Risks” section, please include leverage risk as a principal risk of the Fund.

Response. The Fund currently discloses that investments in derivatives include the “risk that the derivative transaction could expose the Fund to the effects of leverage, which could increase the Fund’s exposure to the market and magnify potential losses.” The Fund believes that this risk disclosure is sufficient.

11. Comment. In the “Principal Investment Risks – Derivatives Risk” section, please clarify the “risks arising from margin requirements.”

Response. The Fund has incorporated the comment.

12. Comment. In the “Additional Information about the Fund’s Investment Strategies and Risks – Principal Investment Risks – Derivatives Risk” section, please clarify the reference to the Subadviser.

Response. The Fund has incorporated the comment.

13. Comment. In the “Additional Information about the Fund’s Investment Strategies and Risks – Additional Risks” section, please clarify that these risks are additional risks to which shareholders of the Fund would be subject (in addition to the principal risks of the Fund).

Response. The Fund has incorporated the comment.

14. Comment. Please confirm in your response whether “frontier market countries risk” is a principal risk of the Fund. Please also include examples of frontier market countries.

Response. The Fund confirms that “frontier market countries risk” is not a principal risk of the Fund, and has included examples of frontier market countries.

15. Comment. In the “Shareholder Information – Purchasing and Adding to Your Shares – Purchasing Shares” section, please clarify the reference to “good order” (i.e., “Orders … that are received in good order … will be deemed accepted by the Trust … and will be executed at that day’s closing share price.”).

Response. The Fund has incorporated the comment.

16. Comment. In the “Shareholder Information – Purchasing and Adding to Your Shares – Market Timing” section, please provide a general description on how the Fund fair values foreign securities.

Response. The Fund respectfully notes that the prospectus currently provides a general description on the fair valuation of foreign securities, under “Shareholder Information – Purchasing and Adding to Your Shares – Fair Value Pricing Policies.”

Statement of Additional Information (“SAI”) Comments:

17. Comment. In the “Investment Techniques – Derivatives” section, please provide a general description on how the Fund will use derivatives to enhance return.

Response. The Fund has incorporated the comment.

18. Comment. Please describe in your response the Fund’s asset segregation policies with regard to the Fund’s writing of options.

Response. The Fund does not intend to write options and therefore the Fund has removed the corresponding disclosure.

19. Comment. In the “Investment Techniques – Derivatives – Swaps, Caps, Floors and Collars” section, please specify the types of swaps in which the Fund may invest (e.g., total return swaps). If the Fund invests in total return swaps, please confirm in your response that the Fund sets aside cash or liquid assets in an appropriate amount, consistent with the staff’s guidance in Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response. The Fund does not intend to invest in swaps and therefore the Fund has removed the corresponding disclosure.

20. Comment. Please confirm in your response that any fees paid by shareholders pursuant to the Support Services Agreement are included in “other expenses” in the Fund’s “Annual Fund Operating Expenses” table.

Response. The Fund confirms that any fees paid by shareholders pursuant to the Support Services Agreement are included in “other expenses” in the Fund’s “Annual Fund Operating Expenses” table.

21. Comment. Please clarify in your response the nature of services contemplated under the Distribution Services Agreement with Foreside. Specifically, please discuss the payments the Adviser is required to make to Foreside “to the extent that the Fund is not otherwise authorized to make such payments” under the Distribution Agreement with Foreside.

Response. Under the Distribution Services Agreement between Foreside and the Adviser, Foreside will provide the Fund and the Adviser with some or all of the marketing and sales support services set forth in the Distribution Agreement between Foreside and the Fund. If the Fund is not authorized to compensate Foreside under the Distribution Agreement, the Adviser has agreed to compensate Foreside under the Distribution Services Agreement.

22. Comment. Please confirm in your response that any fees paid by shareholders pursuant to the Servicing Agreement are included in the Fund’s “Annual Fund Operating Expenses” table.

Response. The Fund confirms that any fees paid by shareholders pursuant to the Servicing Agreement are included in the Fund’s “Annual Fund Operating Expenses” table.

23. Comment. In the “Determination of Net Asset Value” section, please include a statement that the valuation of the Fund’s portfolio holdings is done pursuant to procedures approved by the Board.

Response. The Fund has incorporated the comment.

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We believe that the foregoing has been responsive to the staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Richard A. Fabietti, President, HSBC Funds, and Senior Vice President, Head of Product Management, HSBC Global Asset Management (USA) Inc.

Jennifer X. Bergenfeld, Senior Legal Counsel, HSBC Global Asset Management (USA) Inc.

David J. Harris, Dechert LLP

Julien Bourgeois, Dechert LLP